June 16, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Higher One Holdings, Inc.
Filed on Form S-1
Registration No. 333-165673

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between June 2, 2010 and the date hereof 5,780 copies of the Preliminary Prospectus, dated June 2, 2010, were distributed as follows: 3,783 to 6 prospective underwriters; 1,909 to 1,909 institutional investors; 86 to 2 prospective dealers; 0 to 0 individuals; 0 to 0 rating agencies and 2 to 1 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. EDT on June 16, 2010 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

As Representative of the

Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)